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                              May 10, 2024

       Christopher Gerteisen
       Chief Executive Officer
       Nova Minerals Ltd
       Suite 5, 242 Hawthorn Road,
       Caulfield, Victoria 3161
       Australia

                                                        Re: Nova Minerals Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 3, 2024
                                                            File No. 333-278695

       Dear Christopher Gerteisen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 3, 2024

       Note 1 Significant Accounting Policies
       Principles of Consolidation, page F-10

   1. We note your response to prior comment two and disclosures on pages 31 and 43, indicating that foreign
exchange gains and losses reported in your statements of profit or loss and other
comprehensive income are principally due to the revaluation of intercompany loans
using the foreign exchange rate at the end of each period.

                                                        Please revise your
disclosure on page F-10 regarding your approach to consolidation, indicating that
intercompany transactions are eliminated in consolidation, to clarify how the revaluation of
intercompany loans and resulting gains and losses are handled in the application of that
policy.
 Christopher Gerteisen
Nova Minerals Ltd
May 10, 2024
Page 2

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at
(202) 551-3314 with
any other questions.



                                                          Sincerely,
FirstName LastNameChristopher Gerteisen
                                                          Division of
Corporation Finance
Comapany NameNova Minerals Ltd
                                                          Office of Energy &
Transportation
May 10, 2024 Page 2
cc:       Jeffrey Fessler
FirstName LastName